Mail Stop 6010
November 2, 2005


Mr. Frederick M. Strader
President and Chief Executive Officer
United Industrial Corporation
124 Industry Lane
Hunt Valley, Maryland 21030


      Re:	United Industrial Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
      Form 10-Q for the Quarterly Period Ended June 30, 2005
File No. 1-4252

Dear Mr. Strader:

      We have reviewed your filings and response letter dated
October
13, 2005 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data, page 48

Note 17. Discontinued Transportation Operation, page 86


1. Please refer to prior comment 1 from our August 22, 2005 letter.
Please respond to the following comments:

* Please tell us and disclose in future filings when you adopted the formal plan to abandon the transportation business segment and whether that plan consisted of a liquidation or "runoff" of your operations because you are obligated by regulation or contract to provide services even though you have ceased to accept new business.
* Tell us and disclose in future filings when you ceased to accept new business.
* Please tell us and revise future filings to disclose, for any periods in which the residual operations of the discontinued operations are material, summarized financial information of the operating results (e.g., revenues, costs of revenues, other expenses) and material elements of charges and credits to income recognized currently to adjust the estimate of loss recognized at the measurement date.


Note 18. Investments in Unconsolidated Investees, page 87


2. Please refer to prior comment 2 from our August 22, 2005 letter with respect to the application of FIN 46(R). Per your response you should consolidate ETI for financial reporting purposes under FIN 46(R). If true, please revise your financial statements to properly account for ETI under FIN 46(R), or provide to us your analysis of why the current presentation is appropriate under U.S. GAAP. The current discussion in your response does not appear to address all relevant considerations of the differences in both quantitative and qualitative factors, including presentation and disclosures, in consolidating ETI versus reflecting the investment under the equity method.



3. Please refer to prior comment 2 from our August 22, 2005 letter with respect to the presentation of financial statements for your equity investee under Rule 3-09. Please respond to the following comments:

* Please note that you should evaluate the significance of your investment for each period presented to determine what financial statements may be required under Rule 3-09. Also, the separate financial statements are required to be audited only for those years in which either the first or third condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent, is met. Refer to Rule
3-09(b) of Regulation S-X. Please provide us with your significance tests for 2002 and 2003.
* We note that your calculation for 2004 reflects income from ETI of
$2.3 million. Since the calculation should only reflect your equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of ETI, and since you state that ETI is a discontinued operation, please explain what the $2.3 million represents.
* Please reconcile the investment in ETI of $51.9 million per your response to your financial statements.


Form 10-Q for the Quarterly Period Ended June 30, 2005

Item 1. Financial Statements, page 2

Consolidated Statements of Operations, page 3


4. Please refer to prior comment 3 from our August 22, 2005 letter.
Please note that paragraph 45 of SFAS 144 specifically includes both gains and losses. As such, if the gain you recognized of $7.2 million in the six months ended June 30, 2005 was for the sale of a long-lived asset (disposal group) and not a component of an entity, you should include the gain within your income from operations in accordance with paragraph 45 of SFAS 144, as amended by paragraph 9(n) of SFAS 145. Please note that if you would classify losses related to this asset in operations under paragraph 45 of SFAS 144, you would also classify gains similarly. Alternatively, tell us and disclose in future filings why paragraph 45 of SFAS 144 is not applicable and why the current classification is appropriate. Please cite the accounting literature upon which you relied.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Praveen Kartholy, Staff Accountant at
202.551.3778 or me at 202.551.3604 if you have questions regarding these comments and related matters. You may also contact Michele
Gohlke, Branch Chief at 202.551.3327.


      Sincerely,



      Kate Tillan
Assistant Chief Accountant

Frederick M. Strader
United Industrial Corporation
November 2, 2005
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